SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department] No. 01.832.635/0001-18

NIRE [Company Roll  Registration No.] 35.300.150.007

Authorized Open Capital Company – CVM nº 016390

Minutes of the Debenture Holder Meeting of the 1st Public Issuance of 50,000 Unsecured, Single Series, Non Convertible Debentures of TAM S.A.,

Held on  February 07, 2011

I) Place, Date and Time: Rua Ática nº 673, in the City of São Paulo, State of São Paulo, at 03:00 PM, February 07, 2011.

II) Notice of Meeting: Published in the State of São Paulo Official Gazette, Issues on days 21, 22 and 27 of January, 2011 and Valor Econômico Newspaper, Issues on  days 21, 24 and 25 of January, 2011.

III) Table: Wander Okada - President; Nathalia Machado Loureiro – Secretary, composing the board of the meeting’s work.

IV) Attendance: at the first notice of meeting were present debenture holders representing 89.38% (eighty nine point thirty eight percent) of outstanding debenture.

V) Agenda: To exam the Issuer proposal of authorizing the Trust Agent to not decree early maturity at the end of 2010 fiscal years in the event of the Issuer not complying with provisions on Clause 5, number 5.1.1, item (xiii) of the Deed regarding obligation to keep from the beginning of the amortization period until final liquidation of all obligations arising out therein the debt coverage index not inferior to 130% (hundred thirty percent); and (ii) Premium to be paid to Debenture Holders of the Deed due to the alteration on above item (i).

VI) Decision: Examined and discussed the matters comprised in the Meeting Agenda, by the votes of Debentures Holders representing 87.38% of outstanding debentures, with vote to the contrary by debenture holder EROS FIMCP (CNPJ [Corporate Taxpayer’s Roll] No 04.733.518/0001-95), representing 2% of outstanding debentures managed by CERES – Fundação de Seguridade Social, it was approved: (i) the Issuer proposal of authorizing the Trust Agent to not decree early maturity at the end of 2010 fiscal years in the event of the Issuer not complying with provisions on Clause 5, number 5.1.1, item (xiii) of the Deed, after ending of fiscal year of 2010, regarding obligation to keep from the beginning of the amortization period until final liquidation of all obligations arising out therein the debt coverage index not inferior to 130% (hundred thirty percent); and (ii) it was approved payment of a waiver premium to be paid to debenture holders due to the approval of alteration provided by item (i) above, in the amount of 1.70% (one point seventy percent) of the unit price of the payment date (UP PD), to be paid on March 01, 2011.

VII) Closure: Nothing further to discuss and whereas no one wished to speak, works were closed with the drafting of this meeting’s minute, which was read and approved by those present and signed. São Paulo, February 07, 2011. This certificate is a true copy of the meeting’s minute drafted on ledger.

1

______________________________________________________

Nathalia Machado Loureiro

Secretary

GOE 2010

MANUAL DA ADMINISTRAÇÃO

AGOE 2010

2

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.